UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                            NEW CINEMA PARTNERS
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             NEVADA                                    87-0772357
 -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


              357 Bay St., Suite 404, Toronto, Ontario  M5H2T7
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:   (416) 367 - 8299
                               -----------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                         Common Stock, $0.001 par value
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                               TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         4

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                        18

Item  3.     Description  of  Property                                        19

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  20

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 22

Item  6.     Executive  Compensation                                          23

Item  7.     Certain Relationships and Related Transactions                   23

Item  8.     Description  of  Securities                                      24





PART  II


Item  1.     Market Price for Common  Equity  and  Other Shareholder Matters  25

Item  3.     Changes  in  and  Disagreements  with  Accountants               26

Item  4.     Recent  Sales  of  Unregistered  Securities                      26

Item  5.     Indemnification  of  Directors  and  Officers                    27




PART  F/S    Financial  Statements                                            28


PART  III

Item  1.     Index  to  Exhibits                                              47

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An  investment  in New Cinema  Partners   (the  "Company")  is highly
speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) that the Company is a development stage company that has a limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART  I.
--------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER


     New Cinema Partners, Inc., (the "Company") was formed under the laws of Nevada on February 2, 1998 under the name Valance 9 Development, Inc. to develop and market a world wide web authoring software product. The initial amount of authorized capital was $100,000 consisting of 100,000,000 shares of Common Stock, $0.001 par value. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated by reference. See Part III,
Item 1.

     On April 17, 1998, the Company's Articles of Incorporation were amended. The purpose of the amendment was to change the name of the corporation from Valance 9 Development, Inc. to Valence 9 Development, Inc. A copy of the Company's certificate of amendment to the Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.

     Valence 9 Development, Inc. filed a Form 15(c)211 with the National Association of Securities Dealers (NASD) to allow its Common Stock to trade on the OTC Bulletin Board stock exchange. The Company's Common Stock began trading on the OTC Bulletin Board in July of 1998, under the trading symbol "VLND." In August, 1998 the symbol was changed at Valence 9 Development, Inc.'s request to "VNIN."

    On August 27, 1999 the Company's Articles of Incorporation were amended. The purpose of the amendment was to change the name of the corporation from Valence 9 Development, Inc. to New Cinema Partners. A copy of the Company's certificate of amendment to the Articles of Incorporation is attached hereto and is incorporated by reference. See Part III, Item 1.

     On August 31, 1999, the Company and New Cinema Partners, Inc. executed an Acquisition Agreement whereby the Company acquired all of the issued and outstanding common stock of New Cinema Partners, Inc., a Canadian corporation formed on February 18, 1999. At that time the Company changed its main business to that of New Cinema Partners, Inc., which was to develop, locate, design, construct, manage, and operate "high tech" specialized theater venues, including digital interactive movies, IMAX films and other specialized films. The Company has been unable to successfully create, finance and commence operations of any of these theaters.

     On July 4, 2000, the Company consummated an asset purchase agreement acquiring certain intellectual properties, comprising scripts and storylines, owned by 1255234 Ontario, Inc., also known as Stone Canyon Pictures. As part of the transaction, Mr. Damian Lee, founder and one of the principals of Stone
Canyon Pictures, became the Chief Executive Officer and the Chairman of the Board of Directors of the Corporation.

     Through the assets acquired from Stone Canyon Pictures, and through the industry expertise of its new Chief Executive Officer, Damian Lee, the Company plans to be involved in developing, financing, producing and distributing television series and feature films.

     The Company was delisted for non-compliance with the OTC Bulletin Board's reporting requirements in May of 1999, and since that time the Company's securities have been traded on the pink sheets under the trading symbol "NCPP."

MATERIAL  CHANGES  IN  CONTROL  SINCE  INCEPTION  AND  RELATED  BUSINESS HISTORY

     There is only one class of stock - the Company's common stock. The initial five shareholders (the "Initial Control Group") of the Company were issued 25,100,000 common shares of the Company's common stock at inception. This group consisted of the officers and directors of the Company and their designees. From February to March of 1999, the Company did a series of offerings pursuant to Rule 504 promulgated under Regulation D of the Securities Act of 1933, as amended. The total amount of common shares issued at the completion of those offerings was 32,588,800, with the Initial Control Group controlling 77% of those shares.

     In June, 1999, the Company issued and then cancelled 438,637 shares pursuant to a letter of intent to acquire Image Advertising Plc. The shares were cancelled because the acquisition was never consummated.

     In June, 1999, the Company did an 800 to 1 reverse split of its common stock, resulting in the Company's issued and outstanding common shares going from 32,588,800 to 40,736 shares.

     On August 31, 1999, the Company and New Cinema Partners, Inc. executed an Acquisition Agreement whereby the Company changed its name to New Cinema Partners and acquired all of the issued and outstanding common stock of New Cinema Partners, Inc., in exchange for 4,000,000 shares of its common stock. This transaction resulted in the former shareholders of New Cinema Partners, Inc., as the holders of the 4,000,000 newly issued shares, the new control block.

     In September, 1999 the Company issued 7,000,000 free trading shares pursuant to Rule 504 promulgated under Regulation D of the Securities Act of 1933, as amended. The total amount of common shares issued at the completion of this offerings was 11,040,736 with the Control Group holding 36.23% of those shares.


     In May, 2000, the Company issued 3,000,000 restricted shares to total of six corporations to do consulting to help find a new business for the Company. This brought the Company's total issued and outstanding common shares to 14,040,736, of which the control block held 4,000,000 shares, or 28.5%.


     In June, 2000, the Company consummated an asset purchase agreement acquiring certain intellectual properties, comprising scripts and storylines, owned by 1255234 Ontario, Inc., also known as Stone Canyon Pictures. The purchase price was 10,000,000 shares of the Company's common stock. The shareholders of these 10,000,000 shares are the new control block, and they hold 10,000,000 out of 24,140,736, or 41.6%, of the Company's common shares.

BUSINESS OF THE COMPANY

Overview

     New Cinema Partners, Inc. (the "Company" or "New Cinema") plans to be an integrated entertainment company that will develop, produce and distribute original film, television, internet and video game programming. New Cinema intends to manage and co-ordinate all aspects of a program's life, including the development of original ideas or the purchase of literary rights; the engagement of writers, directors, cast and crew; the arrangement of production financing; the carrying out of production and post-production; and the exploitation of worldwide distribution rights.

     In order to do this, the Company plans to utilize the assets and expertise it acquired in the asset acquisition from Stone Canyon Pictures ("Stone Pictures"), formerly operated by the Company's Chief Executive Officer, Damian Lee, which was a producer of feature films. The Company intends to diversify into the production of television programs, initially in the dramatic genre. New Cinema believes that it will be successful in developing and producing entertainment media and intends to target projects that have commercial appeal, creative merit and committed third party financing.

     The Company believes that due to the special financial incentives available in Canada, it's base in Ontario, Canada will provide it with access to a unique pool of talent which, in turn, will contribute to its slate of what it believes will be distinctive programming. The Company believes that its success will be dependent, in large part, on its ability to identify and retain creative talent.


Competitive Positioning

     The Company believes that the combination of the following strengths which the Company believes it has will provide it with a sustainable competitive position in the world wide entertainment industry:

         Track Record of "Hits" by Damian Lee

     Damian Lee, the Chief Executive Officer of the Company, has a track record of delivering what the Company believes are "hit" movies, as measured by viewership and critical acclaim. This record of "hits", includes projects such as Watchers, Ski School, Death Wish V, Jungle Boy, Baby on Board, and Fun. The Company believes that this success can be utilized to create increased demand for New Cinema's existing and new scripts. The Company believes that the success of Mr. Lee's movies also enhances the marketability and long-term value of its library of film and television productions internationally.

         Creative Talent

     Via Damian Lee and the assets it acquired from Stone Canyon Pictures, New Cinema has significant in-house creative capability that will enable it to conceive and create original programming. In addition, Mr. Lee has established personal, professional and contractual relationships within the creative community including directors, actors, writers, comedians and musicians. Due to what the Company believes to be the wealth of creative talent located in the Company's region, management views its position in Toronto, Canada as a considerable strategic advantage in maintaining a rich and distinctive development slate (i.e. the various projects possible to have under development at any one time) and also positions it to continue to use Canadian financial benefits.

         Diversified Production Slate

     The Company believes that its production slate, including action, comedy, variety, science fiction and family programming, will allow it to distribute its programming to a broad range of markets and to respond quickly to changes in market demand. It is Mr. Lee's opinion that a diversified production slate provides operational stability as well as long-term value for the Company's library of film and television programs. The Company will focus on comedy and variety programming for the domestic market in an attempt to yield stable cash flow. For the global market, the Company plans to produce action, science fiction and family programming which is intended to contribute longer term value to its library of film and television programming.

         Focus on Proprietary Production

     New Cinema does not intend to pursue "service productions" (i.e. does not intend to produce for others for a fee). Rather, New Cinema plans to take an equity position in all of its productions, whether developed in-house or through the acquisition of rights to properties. As a result of this proprietary interest, the Company intends to retain a long term economic interest in its programming, thereby increasing the value of its library of programming.

         International Distribution Capability

          New Cinema plans to develop international distribution capability to enable it to enhance revenue and margins through:

          (i) control the exploitation of its programming in order to optimize the revenue potential of a production or group of productions;

          (ii) retain distribution fees, which are intended to range from 10% to 35% of a production's total distribution revenue;

          (iii)improve its understanding of the market for its productions and thereby enhance its ability to develop commercially successful productions; and

          (iv) broaden its revenue base by distributing programming developed by
               production   companies   which  do  not  have  an   international
               distribution capability.

         Technical and Creative Expertise in Special
         Effects and Computer-Generated Imaging

     Increasingly, special effects and computer-generated imaging ("CGI") are playing a central role in the film and television production process. CGI extends the bounds of what is creatively possible, permitting visual effects for television productions that until recently were prohibitively expensive. As well, CGI assists in containing the costs of production. Effective use of special effects may act as a substitute for "bankable stars", particularly in feature films, and may preclude the need to hire crews and shoot film "on location". New Cinema, intends to be able to create cutting-edge CGI in-house resulting in high production values.

         Vertical Integration

     New Cinema plans to manage and co-ordinate all aspects of a program's life, from conception through to distribution. This is to be achieved through the infrastructure the Company intends to build. Vertical integration is intended to provide the Company with the ability to preserve business and creative control over its productions, retain revenues which would otherwise be paid to third parties and complete productions in a cost-effective manner.

Corporate Strategy

     New Cinema intends to focus on growing its core business of producing original film and television programming for both the domestic and global markets. In addition, when and if possible, the Company intends to achieve growth through the development and acquisition of complementary businesses that are intended to strengthen the Company's core business. The key elements of the Company's growth strategy are as follows:

          (i) to create a position as one of the leading independent producers for the domestic market;

          (ii) to   implement   and  increase  its   production   of  evergreen
               programming for the global market in genres such as action science fiction and family;

          (iii)to create the  distribution  of its existing  library of film and
               television   programming   and  accelerate  its  acquisition  and
               distribution of third party productions;

          (iv) to  develop  and  exploit   expertise   in  CGI  and   innovative
               entertainment products;

          (v)  to develop multi-media product; and

          (vi) to pursue strategic alliances and selective acquisitions of complementary businesses.

The Development, Production and Distribution Process

     New Cinema plans to manage and coordinate all aspects of a property's program life. The process of development, production financing, production and distribution intended to be undertaken by New Cinema is described below.

         Development

     The first stage in the creation of a television or film program is the "development" process. Development is to begin with a concept either generated internally by New Cinema's creative staff or acquired from a third party in the form of rights to a proposal, a literary property or a completed script. The development process entails refining the concept, engaging writers and drafting and revising a script. The process is complete when a finished script is, or in the case of a television series, one or more scripts are, ready for production.

     New Cinema believes that it can finance a substantial portion of a project's development budget through a project-specific development advance to be obtained from one or both of a broadcaster or third party agency. If the project goes into production, this advance will be incorporated into the production budget. If development financing is obtained from a broadcaster, the development agreement will typically provide the broadcaster with an option to license the broadcast rights to the project in the event that it enters the production phase. Alternatively, the company may explore various methods of private placement finance or limited partnerships to finance development.

         Production Financing

     Prior to making a commitment to produce a project, the Company's policy will be to arrange for third party financing for at least 90% of a production's cost. The financing environment in the industry generally permits producers to finance 75% to 90% of their production budget from a combination of broadcaster license fees and after-market fees. The Company believes that the balance of 10% to 25% of a production's cost will typically be financed through one or more of:

          1. Financing from a producer. One or more producers, including New Cinema, may provide production financing (in which case they would typically share the revenues from distribution in proportion to the percentage of the total production budget that they have financed).

          2. Financing from a foreign co-producer. A program produced in compliance with an international co-production treaty, as certified by, will generally be eligible for domestic government incentives and tax benefits in both the production and the treaty country. These incentives are intended to reduce the portion of the program costs borne by the co-producers, thereby reducing risk. Status as a co-produced program also should make it easier for the program to penetrate foreign markets. See "The Film and Television Industry - Co-Productions".

          3. Pre-sale of rights to foreign broadcasters. A producer may license broadcast rights to foreign broadcasters in order to fund a portion of a project's production budget. New Cinema plans to negotiates the shortest possible license terms for any territories that it pre-sells.

     Another form of production financing is intended to be through the sale of distribution rights to a third party distributor in order to obtain financing in the form of a distribution advance. New Cinema plans on retaining distribution rights to its productions and therefore does not intend to finance its productions through third party distributors. However, as part of its growth strategy for its distribution business, New Cinema intends to provide other producers with distribution advances in order to acquire programs for its library.

     When financing for 100% of the production budget is committed, these commitments, together with additional security, will be pledged to a bank or other industry lender in order to obtain interim financing. Interim financing will be necessary on the majority of the Company's productions because the timing of cash flow from financing sources will not match the cash flow required for production. Interim financing will be repaid from the proceeds of the pledged financing commitments.

         Production

     Production  of  a  film  or  television   program   entails  three  phases:
pre-production, production and post-production. During pre-production, the Company engages directors, casts and crews, prepares a detailed budget and shooting schedule, and creates the overall design of the production, including selecting locations and the design of costumes and sets. The production phase involves the principal photography on location and/or on set. During post-production, the program is edited and re-recorded, CGI, if any, is applied to the live action portions, titles are added, and a musical score is prepared and incorporated.

     At  the  completion  of  production,   the  program  is  delivered  to  the
distributor  for  delivery.

         Distribution

     The distribution of movies and television programs involves the licensing of rights to exhibit and exploit a program. Part of the distribution revenues from productions are derived from licensing these rights to broadcasters, video distributors or merchandise distributors in all parts of the world. Typically, a license gives a broadcaster the right to televise the product within a given geographical region over a particular period of time. The license is generally limited as to the number of transmissions and the permitted medium of broadcast (such as conventional free television or cable television).

     A typical distribution agreement permits the distributor to collect an ongoing fee ranging from 10% to 35% of total distribution revenues and to deduct certain expenses (collectively the "Distribution Fees") before remitting the balance of the distribution revenues. Producers and equity investors are entitled to the balance of distribution revenues after payment of Distribution Fees and repayment of production costs, distributor advances, government incentive financing and third party debt financing. For those productions for which it is the sole producer and distributor, New Cinema intends to implement a policy of maintaining an entitlement to at least 40% of total distribution revenues.

     After market and television program distribution has significant potential for long-term earnings because multiple sales are possible for any one program. Programs can be licensed to conventional, specialty, pay per view and satellite television and for video or laser disc distribution. In addition, where a program or movie has a long-term or high incidence of viewership, opportunities may exist for exploiting merchandising rights in connection with the program.

Development Activities

     New Cinema intends to select intellectual properties to develop based on a strategy which utilizes the opportunities in the domestic and international broadcast markets. New Cinema's success in the domestic market, and specifically with the CBC, will strengthened it can create a reputation as a producer of high quality original programs, which the Company believes would result in demand from other domestic and international broadcasters for its programming.

     New Cinema intends for its development activities to be primarily focused on: (i) comedy and variety for the domestic market; and (ii) evergreen programming, consisting primarily of science fiction and family programming, for the global market. The Company also intends to pursue other formats suitable to specialty channels (information and documentaries), dramatic mini-series, television movies and feature films when the creative and commercial merits suggest low risk and significant international appeal. Comedy and variety programs have broad appeal in the domestic market, can be produced for a relatively low cost in high volume and yield stable cash flow. Science fiction and family programming, while having comparatively higher costs of production, will be produced for the global market and the Company believes that it tends to be more evergreen in that it may be licensed for re-broadcast over a longer time period than many other genres, allowing for significant revenue potential following recovery of its costs of production.

     While the Company may have as many as 20 projects on its development slate at any one time, active development begins only when a broadcaster and/or a third party agency provides a development advance.

Distribution Activities

     New Cinema plans to distribute its programs directly. The distribution activities of New Cinema will include selling to the global market, as well as selling rights in North America after expiry of a program's first broadcast window. New Cinema plans on establishing contractual relationships with a major international broadcasters.

     The Company plans on participating in what it believes are the three most significant international television program trade shows, namely, NATPE (United States), MIP-TV and MIPCOM-TV (France), and may attend other trade shows where opportunities exist for management to develop areas of interest to the Company. New Cinema also plans on distributing its programming through direct communication with video distributors and television broadcasters and by selectively advertising in major trade journals.

     New  Cinema's  planned  distribution   activities  include  exploiting  the
merchandising potential of its programming.

         Building A Library

     New Cinema intends to retain copyright ownership to all of its productions. While the Company's library currently consists primarily of proprietary productions, it is the Company's intention to acquire distribution rights from third party producers. In this way, the Company's library can grow to be much larger than the Company's produced properties would allow.

     As its library of completed productions is built and grows, the proportion of the Company's revenues that are derived from distribution activities should increase.

         Acquisition of Distribution Rights

     New Cinema's strategy is to acquire distribution rights to programs produced by smaller producers that do not have a distribution infrastructure by offering modest financing (no more than 10% of budget) in the form of an advance or guarantee against distribution rights. In doing so, New Cinema intends to form creative alliances with these producers.

     The Company has identified several program categories as a priority for program expansion, including light documentary, nature programs and television movies. It is the Company's belief that each of these genres has good potential for repeat broadcasts and may be considered evergreen. The Company believes that light documentary and nature programming will fit well in the current entertainment atmosphere, as well as the documentary titles now in development. Made for television movies, featuring some star value, will also be a targeted area for acquisition because of the opportunity for early cash flow and significant long-term return on investment (due to the on-going demand for such programming).

Multi-Media and Interactive Ventures

     The  Company  plans  to  pursue   development  of  entertainment   products
complementary to its expertise in programming for new interactive delivery systems, such as the Internet. The goals of this aspect of the business are:

          (i) to build a CGI and special effects company that will service the commercial industry as well as provide state-of-the-art special effects for film and television, including New Cinema's own productions; and

          (ii) to develop entertainment products such as interactive games and on-line services.

     While the future of distribution and delivery of entertainment products remains uncertain, the Company believes that they will be digitally-based with a high degree of interactive capability. If the Company is successful in creating expertise in CGI, it will provide natural synergies in its production of entertainment products for digital delivery systems such as the Internet.

Strategic Acquisitions and Alliances

     The Company intends to establish relationships with producers and other participants in the film and television industry, both domestically and internationally. The Company believes that these relationships, if developed, together with other industry contacts, may result in opportunities for potential acquisitions or alliances. Acquisition and alliance opportunities will be considered to the extent that they complement the Company's current operations and offer potential for growth in areas considered strategic to the Company's future. The Company has no present understandings, commitments or agreements with respect to any strategic acquisitions or alliances.

Current and Planned Projects

     The Company has a variety of projects currently in various stages of development. Some of the projects are co-produced and co-financed with other companies in the industry. Damian Lee will often act in the capacity of Producer on these projects. In some instances he will also be the Director and/or Screenwriter. Although there is no assurance that the Company will be successful in producing any of these projects, or that if produced the intended lead actor will in fact be the lead actor, for during the next twelve months the company will pursue further development and production of the following projects:

LEGION: Budget $ 4,300,000
An action adventure starring Dolph Lundgren
Based on a story by Damian Lee and Dolph Lundgren

TROUBLED WATERS: Budget $ 18,500,000
An action adventure starring Steven Seagal
Original script by Damian Lee, based on a story by Steven Seagal

THE RECEPTION: Budget $ 4,500,000
An action adventure;
Original script by Damian Lee

MARY BREATH: Budget $ 1,200,000 (pilot)
An erotic drama for Internet/TV distribution;


E.COM: Budget $ 6,600,000 (pilot)
A 'new economy' episodic drama (ER, L.A. Law); cast undecided
Now being written by Harper Quantrill, Lara Daans and Damien Lee

RAW FOOTAGE: Budget $ 3,200,000
A suspense thriller;

FREEWORLD: Budget $ 4,800,000
A science fiction thriller;
Original script by Damian Lee

OUT OF THE JUNGLE: Budget $ 1,800,000
An action adventure;
Original script by Lara Daans

     During the next twelve months the Company intends to be in the constant process of reviewing additional projects offered for their input and participation. The Company believes that part of it's success will be what it perceives to be Mr. Lee's ability to separate the winners from the losers and, if necessary, take an active part in the writing, directing or producing of a picture in which the company has an interest. The Company believes that Mr. Lee is willing and capable of nurturing new talent while developing and maintaining relationships with established and credentialed artists and distributors.

     The company is also in discussions with several of what it believes are leading film actors to put them under non-exclusive contract for one film per year over an extended time period. The Company envisions that these contracts would be financed via a series of Limited Partnerships, the proceeds of which would be used to purchase an annuity from a recognized insurance company or similar institution. The annuity would provide the 'talent' with monthly income over the life of the contract, intended to be three years at a time. Due, in the Company's opinion, to the cyclical income stream typical of working in the film industry, the proposal has, at the preliminary stage, met with what the Company believes to be good response.

Employees

     New Cinema currently has 6 full-time employees. In addition, the Company intends to retain individuals, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production.

     None of the Company's full-time employees are unionized. However, individuals employed by the production subsidiaries may be members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. The Company intends to maintain very good relationships with its employees and the guilds and unions.

Facilities

     The Company rents 2,500 square feet of space on a month to month basis at 375 Bay St. in Toronto, Canada, for $3,500 per month, in which its executive offices are located. This space is rented to the Company by Olympia & York who has no affiliation to the Company.

                        THE FILM AND TELEVISION INDUSTRY

     The film and television industry is experiencing significant growth globally as a result of advancements in cable and satellite technology and the continued growth of audiences in foreign markets. This has been evidenced by the growth of foreign box office receipts and by increasing television penetration in developing regions. The combination of these factors has resulted in a worldwide proliferation of television channels and increased demand for new and existing programming.

The Film and Television Production Industry

     The independent film and television production industry has demonstrated strong growth over the last five years, with annual production increasing from $1.4 billion in 1991-92 to $2.8 billion in 1996-97 (Source: The Film and
Television Report). A number of factors have contributed to this growth, including an increase in the demand for certified programming from domestic broadcasters, an increase in demand for independent productions from international television broadcasters and an increase in the volume of foreign production activity taking place. Sales to foreign broadcasters have become an important source of revenue to film and television producers. (Source: The Film and Television Report).

Conventional Television

     With  the  proliferation  of  television  channels  , the  market  share of
conventional   free   television  has  decreased.   In  response,   conventional
broadcasters are focusing on distinguishing their services from others.

     The growth in private conventional television has also had a positive effect on producers of programming. This upward trend can be attributed to the advent of large new private cable television stations and the impact of their respective programming commitments made part of their licensing process.

Specialty Television

     Specialty television services differ from conventional channels in that these services receive a distribution fee from the cable distributors for their carriage. This fee is stipulated by a dollar amount per subscriber per month if it is carried on the basic cable service. The fee is used as a reference for negotiating a subscriber fee if the service is carried on a discretionary basis.

     The programming demanded by specialty television channels is generally for niche audiences and, as a result, the license fees payable for this type of programming are lower than for traditional network programming. However, the proliferation of specialty channels means an increasing number of program purchasers and an increasing number of hours of programming demand to be satisfied. There is therefore a demand for producers to create programming for low cost in high volume for the domestic market and an opportunity for distributors to enhance the value of their libraries by re-licensing existing programs.

Feature Films

     While the television industry has grown over the last decade, growth in the feature film sector has remained relatively flat. The challenges of obtaining adequate financing for feature films and marketing them in a manner which will attract audiences in the current distribution and exhibition environment remain obstacles to success. However, the increase in audience interest in independent films and recent successes of non-Hollywood financed films, as measured by box office receipts, suggest a considerable opportunity for feature film producers.

Skilled Labor Force

     The technical, creative and logistical skills in the Canadian film and television industries have grown in the past 15 years as a result, in part, of the substantial increase in film and television productions undertaken in Canada for U.S. distributors. The Company believes that this, combined with significant increases in domestic production activity, has developed the technical capacity of Canadian production personnel to a level highly competitive with production centers such as New York, Los Angeles and London.

COMPETITION

     Substantially all of the Company's revenues will be derived from the production and distribution of films and television programs. The business of producing and distributing film and television programs is highly competitive. The Company will face intense competition with other producers and distributors many of whom are substantially larger and have greater creative, financial, technical and marketing resources than the Company. The Company will compete with other film and television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. Many of these film and television production companies are substantially larger and have greater creative, financial, technical and marketing resources than the Company.

EMPLOYEES

     New Cinema currently has 6 full-time employees. In addition, the Company intends to retain individuals, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production.

     None of the Company's full-time employees are unionized. However, individuals employed by the production subsidiaries may be members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. The Company intends to maintain very good relationships with its employees and the guilds and unions.

TRADE NAMES

     The Company plans to file for Trademark applications for use in the Company's business, but has not yet done so. However, in the event the Company cannot protect its marks or does not have suitable protection for its marks, the business of the Company may be adversely affected.



RISK FACTORS


     In evaluating the Company and its business, prospective investors should consider carefully the following risk factors in addition to other information contained herein:


Unpredictability of Commercial Success

     A majority of the Corporation's revenues, if any, will arise from the production and distribution of television series and feature films. Each production is an individual artistic work and its commercial success depends primarily on public reception, which is unpredictable. Even if the Corporation limits risk through its production financing strategy, there can be no guarantee of the financial success of a television series or feature film.

Production Financing

     The Corporation believes that it will benefit from a number of advantages relating to Canadian incentive and regulatory programs designed to promote the production and distribution of Canadian programs. For example, the Company believes it will benefit from the regulations of the Canadian Radio-television and Telecommunications Commission which require Canadian broadcasters to broadcast a minimum number of Canadian-content programs. These regulations may be modified, from time to time, in whole or in part, or removed altogether. In such event, the Corporation would be required to find alternate financing so as to adapt to such changes. The Corporation is not aware of any proposed changes which would have adverse consequences for the Corporation.


Reliance on Key Personnel

     The Company is substantially dependent upon the services of certain key personnel, particularly Damian Lee, its Chief Executive Officer. The loss of his services could have a material adverse effect on the business of the Company. The Company maintains no key man life insurance in respect of Mr. Lee. E

Risks Related to the Nature of the Entertainment Industry

     The entertainment industry historically has involved a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the programming's artistic components, but also to the review of critics, promotion by the distributor, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and cannot be predicted with certainty. There is a risk that some or all of the Company's programming will not be successful, possibly resulting in a portion of costs not being recouped or anticipated profits not being realized. While New Cinema will continually endeavor to develop new programming, there can be no assurance that revenue from existing or future programming will replace a possible loss of revenue associated with the cancellation of any particular production.

     In order to mitigate risk, individual productions are financed through pre-sales, investments by third-parties and government incentive programs. The Company plans to institute a policy of ensuring that 90% of the production budget is secured prior to the Company making a commitment to produce a particular production.

Potential for Budget Overruns and Other Production Risks

     A production's costs may exceed its budget. Risks such as labor disputes, death or disability of a star performer, changes relating to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. Although the Company intends to complete its productions within budget, there can be no assurance that it will be able to do so. The Company plans on maintaining insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available on terms acceptable to the Company. New Cinema has never made a material claim on its insurance or called on a completion bond. In the event of substantial budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a film or television program. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company's results of operations.

Fluctuating Results of Operations

     Results of operations for any period are significantly dependent on the number and timing of television programs delivered or made available to various media. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due, in part, to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June in order that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, New Cinema's revenues will probably not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Technological Change

     Technological change may have a material adverse effect on the Company's business, results of operations and financial condition. The emergence of new production or CGI technologies or a new digital television broadcasting standard may diminish the value of the Company's existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to implement its program, or to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company's programming library, if it successfully develops one, because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Competition

     Substantially all of the Company's revenues are to be derived from the production and distribution of television programs and feature movies. The business of producing and distributing film and television programs is highly competitive. The Company faces intense competition with other producers and distributors many of whom are substantially larger and have greater creative, financial, technical and marketing resources than the Company. The Company competes with other film and television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

International Operations

     The Company's international operations depend, in part, on local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations and cultural barriers. In addition, political instability in a foreign nation may adversely affect the ability of the Company to distribute its product in that country. As a result of the foregoing international risks, the Company's international operations may be adversely effected.

Labor Relations

     Many individuals associated with the Company's projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company intends to maintain positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Defamation Insurance

     The Company intends to produce satirical comedies. The content of such a program may subject the Company to claims from individuals alleging defamation of character. It is possible that a substantial award for damages may be rendered against the Company and that the Company will be uninsured or under insured. While the Company plans to obtain errors and omissions insurance on a project by project basis, it is possible that the Company may be unable to obtain appropriate insurance at reasonable costs to protect itself in the event of such a claim.

Importance of Management Estimates in Reported Revenues and Earnings

     The Company will make numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings may widely fluctuate if management has not accurately forecast the revenue potential of a production.

Exchange Rates

     The return to the Company from foreign exploitations of its properties is customarily paid in U.S. currency. The Company's main production facilities are in Ontario, Canada, and as such the Company may be affected by fluctuations in the exchange rate of the U.S. dollar. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to the United States and / or Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company's ability to repatriate such funds. Where warranted the Company will hedge its foreign exchange risk through the use of derivative products.

Limited Operating History; Lack of Profitability.

     The Company was organized on February 1998, has extremely limited resources and has had no revenues. The Company's activities to date have consisted of two business ventures which failed to be economically viable, and then searching for a third business venture which was found in the form of the Company's acquisition of the assets of Stone Canyon Pictures and the new business direction. The Company's operations are subject to all the risks inherent in the establishment and operation of a new business enterprise. The Company has not achieved profitability.

     The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of growth, which include, but are not limited to, limited access to capital, competing against companies with strong brand names and better capitalization, and hiring and retaining qualified personnel. To address these risks, the Company must, among other things, maintain and increase its customer base, maintain and develop relationships with suppliers and distributors, implement and successfully execute its business and marketing strategies, continue to develop and expand its product line, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Limited Trading Market.

     The common stock of the Company presently trades sporadically on the OTC Pink Sheets and was recently removed from the OTC Bulletin Board market because it did not timely become reporting Under the Securities Act of 1934 and reach the stage of no comments with the staff of the United States Securities and Exchange Commission with respect to this filing. Presently, there is only a limited market for the Common Shares of the corporation and there is no assurance that such a market will continue. Thus, holders of the Company's common stock may have difficulty in selling their shares in the event they desire to do so.


Need for Additional Financing.

     Since the Company has failed to produce a profit and has negative cash flow, any future acquisitions and continued business operations will probably require the Company to raise additional capital. There can be no assurance that the Company will be able to raise additional funds when needed, or if funds are available, on terms acceptable to the Company. Further, the cash requirements of the Company have been met by way of loans. If the Company fails to continue to obtain such loans the Company would be adversely affected.

Business Dependent Upon Key Employee.

     The business of the Company is specialized. The continued employment of Damian Lee is critical to the Company's business. There can be no assurance that in the future the Company will be able to retain Mr. Lee or other equally qualified individuals to run the affairs of the Company. (See "Management") In the event that the services Mr. Lee are not available to the Company the Company will be materially and adversely affected. See "Business of the Company".

Competition.

     Management is aware of many companies conducting businesses similar to the business of the Company. These Companies have substantially greater capital resources, larger staffs and more sophisticated facilities than the Company. There can be no assurance that the Company will be able to compete successfully against this competition or that other companies will not enter the Company's markets and that they will be more successful than the Company. (See "Business of the Company - Competition.")

No Cumulative Voting - Control by Directors.

     The Company's certificate of incorporation does not provide for cumulative voting. The present control block, including two of its directors, own or control approximately 40% of the issued and outstanding Shares and are able to and for the foreseeable future will be able to continue to elect all the directors.

Dividends.

     No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received therefrom would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's shareholders.

Penny Stock Rules.

     The Company believes its Common Stock will be subject to the Penny Stock Rules promulgated under the Securities Exchange Act of 1934 due to its price being less than $5.00 per share. If the Company were to meet the requirements to exempt its securities from application of the Penny Stock Rules, there can be no assurance that such price will be maintained if a market develops and thus the Penny Stock Rules may come into effect.

     These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

     In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's securities. While the Company's Common Stock remains subject to the Penny Stock Rules, investors may find it more difficult to sell such securities.

Possible Rule 144 Sales.

     A total of 24,140,736 Shares were issued and outstanding as of the date of this registration statement. As of the date hereof 7,000,000 shares are restricted securities and may be sold in open market transactions in compliance with Rule 144 adopted under the Securities Act, which provides in pertinent part that each Officer, Director and affiliate, after holding the securities for two years, may sell every three months in brokerage transactions an amount equal to the greater of 1% of the Company's outstanding Common Shares or the amount of the average weekly trading volume, if any, during the four weeks preceding the sale. Sales under Rule 144 may have a depressive effect on the price of the Common Shares in the over-the-counter market. (See "Principal Shareholders.") Sales of Shares owned by insiders may have a depressive effect on the price of the Shares in the over-the-counter market. (See "Description of Securities.")

Lack Of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business which is concentrated in only one industry. Consequently, the Company's activities will be limited to the film industry. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

 Regulation.

     Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company is not engaged in the business of investing or trading in securities. However, the Company may considor purchasing equity positions in other entertainment related companies as part of its expansion plans. In the event the Company does conclude such transactions, which were to result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs . The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                      FOR THE YEAR ENDING FEBRUARY 29,2000
                   AND FOR THE THREE MONTHS ENDED MAY 31, 2000

   The following discussion relates to the results of our operations to date, and our financial condition:

     This prospectus contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Development stage activities.

     The Company has been a development stage enterprise from its inception February 18, 1999 to May 31, 2000. Since July, 2000 the Company has been in the process of developing a film production and distribution business by utilizing assets and talent it acquired pursuant to an asset acquisition consummated on June 27, 2000. Prior to that the Company had been involved in a venture to develop and market internet software, and a venture to create own and manage a proprietary type of movie theatres, none of which had resulted in any revenues.

     During this period, management devoted the majority of its efforts to initiating the process of finding a suitable business for the Company to become involved with, obtaining the intellectual property assets, and reorganizing the Company thereforth to enable it to go into film production, obtaining new customers for sale of film and television productions, developing sources of supply, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; and furthering its research and development for its products.

     These activities were funded by the Company's management and investments from stockholders. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness, or fund its projects or product development activities. There can be no assurance that development of any project will be completed in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans.

     During this period, management has continued to finance is activities through the issuances of stock and officer loans, and has devoted the majority of its efforts to initiating the process of the preparing market plans to enter the business of film production, obtaining new customers for sale of completed projects , developing sources of supply, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; furthering its marketing research and development for its products; completing the documentation for the filing of Form 10 with the Securities and Exchange Commission to become a fully reporting Company to the SEC. These activities were funded by the Company's management and investments from stockholders.

     The Company has not yet generated sufficient revenues during its limited operating period of reorganization to fund its ongoing operating expenses, or fund its marketing plans and product development activities. There can be no assurance that development of the marketing plans will be completed and fully tested in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans. Further investments into market design and implementation and development, marketing research as defined in the Company's operating plan will significantly reduce the cost of development, preparation, and processing of purchases and orders by enabling the Company to effectively compete in the market place.

      Results of Operations for the year ended February 29, 2000.

     For the year ended February 29, 2000, the Company generated net sales of $-0-. The Company's cost of goods sold for the year ended February 29, 2000 was $-0-. The Company's gross profit on sales was $-0- for the year ended February 29, 2000.

     The Company's general and administrative costs aggregated approximately $1,418,134 for the year ended February 29, 2000. These expenses represent carry over losses from the Company's reorganization, bank charges and the payment of fees to the stock transfer agent and other expenses necessary for the continuation of the business.

Results of Operations  for the three months ended  May 31, 2000.

     For the three months ended May 31, 2000., the Company generated net sales of $-0-. The Company's cost of goods sold for the three months ended May 31, 2000 was $-0- . The Company's gross profit on sales was $-0- for the three months ended May 31, 2000.

     The Company's general and administrative costs aggregated approximately $78,289 for the three months ended May 31, 2000. This increase represents essentially fees for the time spent doing the marketing research, planning and reorganization of the business for its entry into the film and movie industry.

Liquidity and Capital Resources.

     The Company had a cash balance of $7,763 at May 31, 2000, as compared to $99 for the year ended February 29, 2000. Working capital at February 29, 2000 and May 31, 2000 was negative at $ 204,364 and $128,895 respectively. For the year ended February 29, 2000 and for the three months ended May 31, 2000, working capital was provided by management for the payment of expenses. At February 29, 2000 and May 31, 2000, the Company continued to be funded through shareholder loan balances aggregating $163,491 and 163,994 respectively.

     Management believes that it will be able to fund the Company through the continuation of the Company's reorganization process until the Company's marketing strategy of entering the film production and distribution business is in place.

     Known trends, events or uncertainties that could be reasonably likely to have a material adverse effect on the businesses of the Company and may thereby materially impact the Company's short-term or long-term liquidity and/or net sales, revenues or income from continuing operations are expected to be seasonal and the continuation and availability of inventory from present and future vendors at prices that will permit the Company to operate at and improved gross profit levels; Federal Securities regulations that may effect the ability the ability for the Company to complete its marketing strategy and a favorable environment in which the Company will conduct its consulting activities.

     Management believes that it will be able to fund the Company through officer or shareholder loans until the Company has developed the business of the Company and is experiencing positive cash flows.

     Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

Item  3.  DESCRIPTION  OF  PROPERTY

     The Company rents 2,500 square feet of space on a month to month basis at 375 Bay St. in Toronto, Canada, for $3,500 per month, in which its executive offices are located. This space is rented to the Company by Olympia & York who has no affilliation to the Company.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of August 1, 2000, by (i) each Director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.


                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------
Damian Lee  (2)                          975,000      4.04%
Chief Executive
Officer,
Chairman of the
Board of Directors
102 Bloor St. W
Toronto, ON M551M8
Canada

Briar Communications, Inc. (2)          950,000       3.95
2 Elm Avenue, #24
Toronto, ON  M4T 1T8

Pine Wood Studios, Inc.  (2)            950,000       3.95
120 Adelaide St. West
Suite 2401
Toronto, ON  M5H1T1

Mike Mastercolo (2)        `            975,000       4.04
357 Bay Street
Suite 404
Toronto, On M5H2T7

John D'Acunto   (2)                     500,000       2.04
357 Bay Street
Suite 404
Toronto, On M5H2T7


Joseph Balerino (2)                     500,000       2.04
357 Bay Street
Suite 404
Toronto, On M5H2T7

Avi Amar  (2)                           525,000       2.18
983 Apt. 3
Rehov Eilat, Ashdod
Israel

Pacifica Technologies, Ltd. (2)         750,000       3.10
4060 Burton Avenue
Richmond, BC
V7C4M1

Westcape Technologies, Ltd. (2)         700,000       2.90
260 QueensQuay West,
Suite 3108
Toronto, ONT  M5J 2N3

Jessica Mathison (2)                    625,000       2.60
1550 Johnston
White Rock, BC
VHB 328

Portico Industries, Ltd. (2)            650,000       2.70
4060 Burton Avenue
Richmond, BC  V7C4M1
                                        20

Andrew Currah (2)                       500,000       2.04
56 Temperance St. 6th Floor
Toronto, Ontario  M5H 3V5

Currah & Sons, Ltd.  (2)                500,000       2.04
56 Temperance St. 6th Floor
Toronto, Ontario M5H 3V5


Aviam Holdings, Ltd.(2)                 700,000       2.90
2269 Lakeshore Blvd
Suite 2806
Toronto, ON  M8V 3X6

543637 B.C. Ltd. (2)                    100,000       0.44
4060 Burton Avenue
Richmond, BC V7C 4M1

Margaret Hales  (2)                      50,000       0.22
4060 Burton Avenue
Richmond, BC V7C 4M1

Susan Hales   (2)                        25,000       0.11
4060 Burton Avenue
Richmond, BC V7C 4M1

Ken Hales  (2)                           25,000       0.11
4060 Burton Avenue
Richmond, BC V7C 4M1

Martin Lapedus
Chief Financial
Officer and a Director
179 Oakhurst Drive
Thornhill ON L4J8H6
Canada

Paul Walters
Director
1300 Islington Ave. #2402
Toronto, ON M9A5C4
Canada

Marvin Sazant
Director
5 Julian Rd.
Downview, ON M3M3C2
Canada

John Cox                                385,000      1.61%
Director
131 Bloor St. W.
Toronto, ON M551R1
Canada

As a group (3)                       10,385,000      43.01%
(19 persons)

(1) Percentage of ownership is based on 24,140,736 shares of Common Stock issued and outstanding as of August 1, 2000.

                                        21

(2) At this time the Company is treating the Company's shareholders who were previous shareholders of Stone Canyan, all of whom together received a total of 10,000,000 shares of the Company's common stock in exchange for Stone Canyan's assets, as being part of the group beneficially owned by Damian Lee..

(3) If the prior shareholders of Stone Canyan are not included unless they are directors or management of the Company, then these numbers go down to 5 persons ( Damian Lee, Martin Lapedus, Paul Walters, Marvin Sazant, and John
     Cox) holding 1,360,000 shares representing 5.63% of the total shares outstanding.

Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company.

     The position(s) held by each Officer and Director of the Company are shown on the following table. Each Director was elected or re-elected in July, 2000, and will serve for one year or until the next annual meeting of the Company's Shareholders and until a successor is elected and has qualified.

                          Age           Position
Damian Lee                50            Chief Executive Officer,  Prsident,
                                        Chairman of the Board of Directors
Martin Lapedus            57            Chief Financial Officer and a Director
Paul Walters              46            Director
Marvin Sazant             64            Director
John Cox                  68            Director

     Damian Lee has been the Chief Executive Officer, President, and Chairman of the Board of Directors of the Company since July 4, 2000, pursuant to the Company's asset purchase of Stone Canyon Pictures, Inc. Prior to that, Mr. Lee had been the President of Stone Canyon Pictures, Inc., a producer and developer of television series and full length movies from September of 1997. From February, 1990 to December, 1996, Mr. Lee was the President of Richmond House Productions, Inc. of Toronto, Ontario, Canada. Mr. Lee received a BA in political science from the University of Guelph in 1970.

     Martin Lapedus has been the Company's Chief Financial Officer, secretary, and a Director since November 1, 1999. Mr. Lapedus is a chartered accountant in Ontario, Canada, and has been self employed since graduating with a degree in accounting from Queens University, of Ontario, Canada, in 1967.

     Paul Walters has been a Director of the Company since July 4, 1999. Since April of 1991 Mr. Walters has worked as an independent sales representative for Royal LePage real estate of Toronto, Canada. Prior to that Mr. Walters had spent 13 years in the banking industry working at varied positions in the Toronto Dominion Bank of Toronto, Canada. Mr. Walters received his BA in economics and history from the University of Western Ontario in 1977.

     Dr. Marvin Sazant has been a Director of the Company since March 1, 2000. Dr. Sazant received his M.D. from the University of Toronto in 1961, and a B.A. in biology from the University of Toronto in 1957. Since 1967 Dr. Sazant has been a self employed physician in Toronto, Canada.

     John Cox has been a Director of the Company since March 1, 2000. Mr. Cox was a principal in Coventry Lane Jaguar car dealership of Toronto, Ontario, Canada from 1993 to 1999, and was the President and a principal of Jaguar Rolls-Royce on Bay car dealership of Toronto, Ontario, Canada from 1983 to 1992.

Item  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid during the fiscal year ended December 31, 1999, to the Company's Chief Executive Officer and each of the Company's officers and directors. No person received compensation equal to or exceeding $100,000 in fiscal 1999 and no bonuses were awarded during fiscal 1998. The company will enter into agreements which entail compensation for management however, has not yet done so. The company plans to complete a financing at which time it will be able to enter into such agreements.

                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#) (1)     ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------
Damian Lee
Chief Executive              2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Officer, President           1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Chairman of the              1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Board of Directors           1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Martin Lapedus               2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Chief Financial              1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
Officer, Secretary           1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
 and a Director              1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Paul Walters                 2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

Marvin Sazant                2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

John Cox                     2000      -0-         -0-         -0-      -0-        480,000       -0-         -0-
Director                     1999      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1998      -0-         -0-         -0-      -0-             -0-      -0-         -0-
                             1997      -0-         -0-         -0-      -0-             -0-      -0-         -0-

---------------------------------------------

1. On August 1, 2000, the Company granted each director options to purchase 480,000 shares of the Company's common stock at the price of $0.50 per share. These shares are to be registered on Form S-8 as soon as practicable, and will expire on August 1, 2001.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

CERTAIN  BUSINESS  RELATIONSHIPS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 100,000,000 shares of common stock, $0.001 par value per share, of which 24,140,736 are issued and outstanding. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares of Class A Common Stock when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND  POLICY

     Holders of Common Stock are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

TRANSFER  AGENT

     The Company uses Executive Registrar and Transfer Agency, Inc. to act as its transfer agent for its Common Stock. The Company acts as transfer agent for all of its other securities.

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL

     The financial statements of the Company at December 31, 1999, included in this Disclosure Statement, have been audited by Merdinger, Fruchter Rosen & Corso, P.C. as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in giving said reports.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock

     The Company's Common Stock is quoted on the pink sheets under the symbol "NCPP." The following table sets forth the high and low bid prices as reported by FinancialWeb.com, Inc. for the periods ending June 30, 2000 and prior. These quotations for the fiscal year 1998, and the first two quarters of 199 reflect trading done by Valence 9 Development, Inc., under the symbol "VNIN." All quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions. As of June 30, 2000 there were 296 shareholders of Common Stock.

                           High              Low
2000                      -----              ----
-----
Second Quarter            $0.25              0.06
First Quarter             $0.25              0.10


1999
-----
Fourth Quarter            $2.94             $0.16
Third Quarter              5.06              1.06
Second Quarter             2.71              1.12
First Quarter              4.25              2.00

1998
-----
Fourth Quarter             4.62              2.12
Third Quarter              4.12              0.62


Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.


Item  2.  LEGAL  PROCEEDINGS

     The Company had previously occupied premises in a different location. The Company maintains that it did not sign, and did not enter into, a lease for the previous location. The real estate property manager maintains that there is a five-year lease, and that legal action has commenced to recover outstanding rent and damages. The Company has no knowledge of any legal action, believes there is no merit to any possible action, and has not included a provision for any outstanding rent or damages in these financial statements.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There have been no changes in, and no disagreements with, the Company's public accountants.

Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     At inception in June of 1998, the Company issued 25,100,000 common shares to its founders in reliance upon section 4(2) of the Securities Act of 1933 in exchange for assets and services valued at $25,100.

     On February 23, 1998, the Company issued 7,100,000 shares of its common stock to non-US citizens at $0.001 per share, for a total consideration of $7,100. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. No commission was paid on these sales.

     On March 5, 1998, the Company issued 388,800 shares of its common stock at $0.50 per share, for a total consideration of $194,400. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. No commission was paid on these sales.

     On September 28, 1998, the Company escrowed 438,637 shares of its common stock for the proposed acquisition of Image Advertising Plc. These shares were exempt from registration under Section 4(2) of the Securities Act. The acquisition did not occur and said shares were returned to the Company from escrow and were cancelled and retired in June, 1999.

     On June 22, 1999, the Company did an 800 to 1 reverse split of its common stock, resulting in the Company's issued and outstanding common shares going from 32,588,800 to 40,736 shares.

     On August 31, 1999, the Company issued 4,000,000 of its commons shares to the owners of New Cinema Partners, Inc. pursuant to an Acquisition Agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends. The Company valued this transaction at $159,435.

     On September 14, 1999, the Company issued 7,000,000 shares of its common stock at $0.14 per share, for a total consideration of $980,000. This issuance was a transaction exempt from registration under Section 4(2) of the Securities Act and Regulation D, Rule 504 thereunder as a transaction not involving a public offering. No commission was paid on these sales.

     On May 22, 2000, the Company issued 3,000,000 of its commons shares to six consulting corporations hired to help the Corporation find a new business. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends. The Company valued this transaction at $330,000.

     On July 4, 2000, the Company issued 10,000,000 of its commons shares to the owners of New Cinema Partners, Inc. pursuant to an Acquisition Agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act and Rule 144 thereunder. Stock issued under these exemptions carries certain resale restrictions and the stock certificates bear restrictive legends. The Company valued this transaction at $1,000,000.

     On July 10, 2000, the Company issued 100,000 shares of Common Stock to Jay Hait, Esq., valued at $10,000, for legal services rendered pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written agreement between Mr. Hait and the Company, (b) Mr. Hait rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PART F/S

FINANCIAL STATEMENTS.






                               NEW CINEMA PARTNERS
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                       FEBRUARY 29, 2000 AND MAY 31, 2000

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                        CONSOLIDATED FINANCIAL STATEMENTS








                                    CONTENTS



                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                1

CONSOLIDATED BALANCE SHEET                                  2

CONSOLIDATED STATEMENT OF OPERATIONS                        3

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS                4

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY          5

CONSOLIDATED STATEMENT OF CASH FLOWS                        6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  7-12

                          INDEPENDENT AUDITORS' REPORT




TO THE BOARD OF DIRECTORS OF NEW CINEMA PARTNERS:

We have audited the accompanying consolidated balance sheet of New Cinema Partners (A Development Stage Company) as of February 29, 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' deficiency and cash flows for the period from February 18, 1999 (inception) to February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Cinema Partners as of February 29, 2000 and the consolidated results of its operations and its cash flows for the period from February 18, 1999 (inception) to February 29, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note
1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                               /s/MERDINGER, FRUCHTER ROSEN & CORSO
                                  MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                                  Certified Public Accountants

New York, New York
May15, 2000

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS






                                                                        May 31,              February 29,
                                                                         2000                    2000
                                                                  --------------------     ------------------
             ASSETS                                                   (Unaudited)
        CURRENT ASSETS
          Cash and cash equivalents                               $            7,763       $             99


        OTHER ASSETS
          Prepaid asset acquisition costs                                    330,000                      -


          Debt issuance costs, net of accumulated amortization
           of $138,900 and $101,000                                          619,100                657,000
                                                                  --------------------     ------------------
             Total assets                                                    956,863                657,099
                                                                  ====================     ==================

             LIABILITIES AND STOCKHOLDERS' EQUITY
         CURRENT LIABILITIES
             Accounts payable                                     $          198,636        $       115,000
             Shareholder advance                                              13,491                 13,994
                                                                  --------------------     ------------------
                Total current liabilities                                    212,127                128,994
             Loan payable - related party                                    150,000                150,000
                                                                  --------------------     ------------------
                Total liabilities                                            362,127                278,994
                                                                  --------------------     ------------------

        STOCKHOLDERS' EQUITY
          Common stock, $0.001 par value;
            100,000,000 shares authorized,
            14,040,736 and 11,040,736
            shares issued and outstanding                                     14,041                 11,041
          Additional paid-in-capital                                       2,213,394              1,886,394
          Deficit accumulated during
            the development stage                                         (1,644,323)            (1,525,634)
          Cumulative foreign currency translation adjustment                  11,624                  6,304
                                                                  --------------------     ------------------
             Total stockholders' equity                                     594,736                 378,105
                                                                  --------------------     ------------------

             Total liabilities and stockholders' equity           $        956,863         $       657,099
                                                                  ====================     ==================





                  The accompanying notes are an integral part of these consolidated financial statements.



                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                        February 18,         February 18,
                                                                                            1999                 1999
                                                                   Three Months          (inception)         (inception)
                                                                       Ended           To February 29,     To May 31, 2000
                                                                   May 31, 2000             2000
                                                                -------------------- -------------------- -------------------
                                                                    (Unaudited)                              (Unaudited)
       Revenue                                                  $              -     $               -    $               -

       Selling, general and administrative expenses                        78,289            1,418,134            1,496,423
       Amortization of debt issuance costs                                 37,900              101,000              138,900
       Interest expense                                                     2,500                6,500                9,000
                                                                -------------------- -------------------- -------------------

       Loss from operations before provision for income taxes        (    118,689)         (1,525,634)           (1,644,323)

       Provision for income taxes                                               -                   -                     -
                                                                -------------------- -------------------- -------------------

       Net loss                                                 $    (    118,689)    $    (1,525,634)       $   (1,644,323)
                                                                ==================== ==================== ===================

       Net loss per share - basic and diluted                   $   (        0.01)    $    (     0.21)       $   (     0.21)
                                                                ==================== ==================== ===================

       Weighted average number of common shares
        outstanding                                                    11,366,823           7,218,713             7,969,985
                                                                ==================== ==================== ===================



                  The accompanying notes are an integral part
                   of these consolidated financial statements.


                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                  CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS




                                           Three Months         February 18, 1999
                                                Ended              (Inception)
                                           May 31, 2000      to February 29, 2000
                                            (Unaudited)

Net loss                                        $ (   118,689)            $ (1,525,634)

Foreign currency translation adjustment                 5,320                    6,304
                                                  ------------               ----------

Comprehensive loss                              $ (   113,369)            $ (1,519,330)
                                                ==============             ============





                  The accompanying notes are an integral part of these consolidated financial statements.



                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                                                                  Defecit
                                                                                                 Accumulated    Foreign
                                                                                  Additional     During the    Currency
                                                                Common Stock       Paid in       Development   Translation
                                                           Shares       Amount     Capital         Stage       Adjustment    Total
                                                         ----------    --------   ---------- --------------- ----------- -----------
Balance, February 18, 1999 (Inception)                            -    $      -      $     -  $        -      $    -         $    -
                                                                              -                                    -

Sale of common stock, February 18, 1999                   4,000,000       4,000      155,435           -           -        159,435

Acquisition of public shell corporation, August 31, 1999     40,736          41      (    41)          -           -              -

Sale of common stock, September 15, 1999                  7,000,000       7,000      973,000           -           -        980,000

Issuance of options in connection with debt                       -           -      758,000           -           -        758,000

Net loss                                                          -           -            - ( 1,525,634  )        -     (1,525,634)

Foreign currency translation adjustment                           -           -            -           -       6,304          6,304
                                                         -----------   ---------  ---------- ------------    --------    -----------

Balance, February 29, 2000                               11,040,736      11,041    1,886,394 ( 1,525,634  )    6,304        378,105

Issuance of shares in connection with asset acquisition,
  May 22, 2000 (unaudited)                                3,000,000       3,000      327,000           -           -        330,000

Net loss (unaudited)                                              -           -            -  (  118,689  )        -       (118,689)

Foreign currency translation adjustment (unaudited)               -           -            -           -       5,320          5,320
                                                         -----------   ---------  ---------- ------------    --------    -----------

Balance, May 31, 2000 (unaudited)                        14,040,736    $ 14,041   $2,213,394 $(1,644,323  )  $11,624      $594,736
                                                         ===========   =========  ========== ============    ========    ===========



                  The accompanying notes are an integral part of these consolidated financial statements.


                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        February 18, 1999
                                                                      Three Months       (Inception) to         February 18, 1999
                                                                     Ended May 31,      February 29, 2000          (Inception)
                                                                          2000                                   to May 31, 2000
                                                                    ----------------- ----------------------   --------------------
                                                                      (Unaudited)                                  (Unaudited)
  CASH FLOWS FROM OPERATING ACTIVITIES
       Net loss                                                       $  (   118,689)     $      (1,525,634)     $      (1,644,323)
       Amortization of debt issuance costs                                    37,900                101,000                138,900
       Increase in accounts payable                                           83,636                115,000                198,636
                                                                    ----------------- ----------------------   --------------------
  NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES
                                                                               2,847             (1,309,634)            (1,306,787)
                                                                    ----------------- ----------------------   --------------------

  CASH FLOWS FROM FINANCING ACTIVITIES -
       Sale of common stock                                                        -              1,139,435              1,139,435
       Proceeds of loan payable                                                    -                150,000                150,000
       Shareholder advances                                          (          503)                 13,994                 13,491
                                                                    ----------------- ----------------------   --------------------

  NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES
                                                                     (          503)              1,303,429              1,302,926
                                                                    ----------------- ----------------------   --------------------

  Effect of currency translation on cash                                       5,320                  6,304                 11,624
                                                                    ----------------- ----------------------   --------------------

  NET INCREASE IN CASH AND CASH EQUIVALENTS
                                                                               7,664                     99                  7,763

  CASH AND CASH EQUIVALENTS -
    beginning of period                                                                                                          -
                                                                                  99                      -
                                                                    ----------------- ----------------------   --------------------

  CASH AND CASH EQUIVALENTS - end of period                                        $                      $                      $
                                                                               7,763                     99                  7,763
                                                                    ================= ======================   ====================

 SUPPLEMENTAL INFORMATION:
     During the period ended February 29, 2000, the Company paid no cash for interest or income taxes. During the period ended May 31, 2000, the Company paid no cash for interest or income taxes (unaudited).

 SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCIAL ACTIVITY:
     The Company issued options in connection with obtaining a loan. These options have been valued at $758,000.

     During the period  ended May 31,  2000,  the Company  issued  3,000,000 shares of Common Stock,  valued at $330,000,  for services  provided in connection with an asset acquisition (unaudited).

                  The accompanying notes are an integral part of these consolidated financial statements.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements include the accounts of New Cinema Partners ("Nevada"), a Nevada corporation formed on February 2, 1998 as Valence 9 Development, Inc. and its wholly owned subsidiary New Cinema Partners, Inc. ("Ontario"), a Canadian corporation formed on February 18, 1999. Nevada and Ontario are collectively referred to as the "Company". All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company conducts its operations from offices located in Toronto, Ontario, Canada.

Effective August 31, 1999, Nevada acquired all of the issued and outstanding common stock of Ontario. As a result of this transaction, Ontario's former shareholder obtained control of Nevada, a shell corporation with no operations. For accounting purposes, this acquisition has been treated as a recapitalization of Ontario.

The financial statements presented include only the accounts of Ontario from its inception (February 18, 1999) through February 29, 2000 and of Nevada from August 31, 1999 through February 29, 2000.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

a) Raise additional working capital through a private placement. The private placement will be in the form of debt, equity or a convertible debenture.

b) Seek acquisitions for the company. Acquisitions will be operating companies in the entertainment, e-commerce, internet or electronic industries.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unaudited Financial Information
In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly its financial position as of May 31, 2000 and the results of its operations and cash flows for the three months ended May 31, 2000. These statements are condensed and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations for the three months ended May 31, 2000 are not necessarily indicative of the results to be expected for the full year.

Nature of Operations
The Company is currently a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") NO. 7.

The Company is engaged in the location based entertainment industry, with activities in the location, design, construction, management and operation of "high tech", specialized theater venues, including digital interactive movies, IMAX films and other specialized films in the "2D", "3D" format and live action and animation features.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts payable, loan payable and advance from shareholder approximates fair value due to the relatively short maturity of these instruments.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Translation of Foreign Currency
The Company translates the foreign currency financial statements of its Canadian subsidiary in accordance with the requirements of SFAS No. 52, "Foreign Currency Translation". Assets and liabilities are translated at current exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency transaction gains and losses are included in the statement of operations.

Earnings Per Share
The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of February 29, 2000, the Company has no securities that would effect loss per share if they were to be dilutive.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities.

NOTE 2 -          CORPORATE REORGANIZATION AND MERGER

On August 31, 1999, Nevada, a public shell, and Ontario executed an Acquisition Agreement (the "Agreement") that provided that Nevada would acquire all of the issued and outstanding common stock of Ontario. In connection with the transaction, the sole shareholder of Ontario received 4,000,000 shares of Nevada common stock for its 4,000,000 shares of Ontario.

As a result of this transaction the former shareholder of Ontario acquired or exercised control over a majority of the shares of Nevada. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of Ontario and, therefore, these financial statements represent a continuation of the accounting acquirer, Ontario, not Nevada, the legal acquirer.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000



NOTE 2 -          CORPORATE REORGANIZATION AND MERGER (Continued)

In accounting for this transaction:

i) Ontario is deemed to be the purchaser and surviving company for accounting purposes. Accordingly, its net assets are included in the balance sheet at their historical book values;

ii) Control of the net assets and business of Nevada was acquired effective August 31, 1999 (the "Effective Date"). This transaction has been accounted for as a purchase of the assets and liabilities of Nevada by Ontario. At the effective date Nevada had no assets or liabilities.

iii) The consolidated statements of operations and cash flows include Ontario's results of operations and cash flows from February 18, 1999 (date of inception) and Nevada's results of operations from the Effective Date.

NOTE 3 - INCOME TAXES

The components of the provision for income taxes for the period from February 18, 1999 (inception) to February 29, 2000, are as follows:

                     Current Tax Expense
                         U.S. Federal                         $           -
                         State and Local                                  -
                                                              --------------
                     Total Current                                        -

                     Deferred Tax Expense
                         U.S. Federal                                     -
                         State and Local                                  -
                     Total Deferred                                       -

                     Total Tax Provision (Benefit) from
                      Continuing Operations                    $           -
                                                               =============

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                    Federal Income Tax Rate                          34.0%
                    Effect of Valuation Allowance                (   34.0)%
                                                                ---------
                    Effective Income Tax Rate                         0.0%
                                                              ===========

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 3 - INCOME TAXES (Continued)

At February 29, 2000, the Company had net carryforward losses of approximately $1,526,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of February 29, 2000 are as follows:

 Deferred Tax Assets
  Loss Carryforwards                          $    519,000

  Less:  Valuation Allowance                   (   519,000)
                                              ------------
  Net Deferred Tax Assets               $                -
                                         ==================

 Net operating loss carryforwards expire in 2020.

NOTE 4 - COMMON STOCK

On September 15, 1999, the Company sold 7,000,000 shares of common stock, pursuant to a private placement, for proceeds of $980,000.

NOTE 5 - LOAN PAYABLE - RELATED PARTY

The Company received a loan from a related party in the amount of $150,000. The loan bears interest at 6.5% per year and is due on July 9, 2004.

In connection with obtaining this loan, the Company granted an option to purchase 250,000 shares of common stock to a third party. The option is exercisable at $2.50 per share for nine months after the Company files a registration statement. This option has been valued at $758,000 using the Black Sholes option pricing model with the following assumptions: Interest rate, 4%; Volatility rate, 200%; Expected life, 1 year; Dividend yield, $0. This amount is being amortized over the five year life of the loan.

NOTE 6 - SHAREHOLDER ADVANCES

A shareholder has advanced funds to the Company for working capital purposes. These advances bear no interest and are due upon demand.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases its premises on a month-to-month basis. Rent expense included in the statement of operations for the initial period ended February 29, 2000 is $47,612.

                               NEW CINEMA PARTNERS
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 29, 2000


NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company had previously occupied premises in a different location. The Company maintains that it did not sign, and did not enter into, a lease for the previous location. The real estate property manager maintains that there is a five-year lease, and that legal action has commenced to recover outstanding rent and damages. The Company has no knowledge of any legal action, believes there is no merit to any possible action, and has not included a provision for any outstanding rent or damages in these financial statements.

NOTE 8 - PREPAID ASSET ACQUISITION COSTS

On May 22, 2000, the Company issued 3,000,000 shares of Common Stock, valued at $330,000, in connection with the asset acquisition described in Note 9. These direct acquisition costs will be included in the cost of the assets acquired.

NOTE 9 - SUBSEQUENT EVENTS

The Company consummated an asset purchase agreement acquiring certain intellectual properties, comprising scripts and storylines, owned by 1255234 Ontario, Inc., also known as Stone Canyon Pictures. The purchase price is 10,000,000 shares of Company common stock, valued at $0.10 per share. Additionally, the Company issued 3,000,000 shares of common stock as payment for services provided in connection with the acquisition. These shares have been valued at $0.11 per share.

                           New Cinema Partners, Inc.
                        Pro forma Financial Information


     On June 27, 2000, the registrant completed the acquisition of certain intellectual property assets owned by 1255234 Ontario Inc., also known as Stone Canyon Pictures. The assets acquired were scripts and storylines owned by Stone Canyon Pictures.

     The pro forma balance sheet presented reflects the historical balance sheet of New Cinema Partners Inc. as of May 31, 2000. Pro forma adjustments have been made to give effect to the acquisition as if it had occurred at May 31, 2000.

     The pro forma income statements for the year ended February 29,2000 and the three month period ended May 31, 2000 reflects the historical income statements of New Cinema Partners, Inc. for the periods then ended. Pro forma adjustments have been made to give effect to all above transaction as if it had occurred at the beginning of the fiscal year presented and carried through the interim period presented. The only income statement adjustment required is to adjust loss per share and outstanding share data to reflect the outstanding shares as if they had been issued at the beginning of the fiscal year presented. No adjustment is necessary for amortization of the intellectual property, since it has not yet been placed in operation.

                           New Cinema Partners, Inc.
                             PROFORMA BALANCE SHEET
                                  May 31, 2000

                                                                       Pro Forma Adjustments
                                                      New Cinema       To Record Acquisition
                                                      Partners, Inc.   At May 31,2000
                                                      May 31, 2000                                         Pro Forma


                   ASSETS
Current assets
  Cash and cash equivalents
                                                               7,763                                 -              7,763
                                                      ---------------                                      ---------------

    Total current assets
                                                               7,763                                                7,763

                                                                                                                        -
Intellectual properties
                                                             330,000                          1,000,000         1,330,000

Other intangibles, less accumulated amortization
                                                             619,100                                              619,100

                                                                                                                        -
                                                      ---------------                                      ---------------

    Total assets
                                                             956,863                                            1,956,863
                                                      ===============                                      ===============

  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses
                                                             198,636                                              198,636
  Shareholder advance
                                                              13,491                                               13,491

                                                                                                                        -
                                                      ---------------                                      ---------------

    Total current liabilities
                                                             212,127                                              212,127
                                                      ---------------                                      ---------------
Long term Liabilities
  Due to related party
                                                             150,000                                              150,000
Shareholders' equity (deficit)
  Common stock
                                                              14,041                             10,000            24,041

  Additional paid in capital
                                                           2,213,394                            990,000         3,203,394

  Deficit acumulated during the development stage
                                                         (1,644,323)                                          (1,644,323)

  Foreign currency translation adjustment
                                                              11,624                                               11,624

                                                                                                                        -
                                                      ---------------                                      ---------------

    Total shareholders' equity
                                                             594,736                                            1,594,736
                                                      ---------------                                      ---------------

    Total liabilities and shareholders' equity
                                                             956,863                                            1,956,863
                                                      ===============                                      ===============

                                       43


                           New Cinema Partners, Inc.
                        PROFORMA STATEMENT OF OPERATIONS
                     For the Three Months Ended May 31,2000




                                                                      Pro Forma Adjustments to
                                                                      Reflect Acquisition                Income Statement
                                                                      for the                            for the
                                                                      Three Months Ended                 Three Months
                                                                                                         Ended
                                                 New Cinema           May 31, 2000                       May 31, 2000
                                                 Partners, Inc                                           Pro Forma



Revenue
                                                                 -                                                       -

Cost of sales
                                                                 -                                                       -
                                                 ------------------                                      ------------------

Gross profit
                                                                 -                                                       -
                                                 ------------------                                      ------------------


General and administrative
                                                            78,289                                                  78,289

Amortization
                                                            37,900                                                  37,900

Interest expense
                                                             2,500                                                   2,500

                                                 ------------------                                      ------------------

Total
                                                           118,689                                                 118,689
                                                 ------------------                                      ------------------

Loss from operations
                                                         (118,689)                                               (118,689)


Basic and diluted loss per share
                                                            (0.01)                                                  (0.00)

Weighted average shares outstanding
                                                        11,366,823         12,673,913                           24,040,736

                           New Cinema Partners, Inc.
                        PROFORMA STATEMENT OF OPERATIONS
                      For the Year Ended February 29,2000


                                                                      Pro Forma Adjustments to           Income Statement
                                                                      Reflect Acquisition                for the
                                                                      for the year ended                 for the year
                                                                                                         ended
                                                 New Cinema           February 29, 2000                  February 29, 2000
                                                 Partners, Inc                                           Pro Forma

Revenue
                                                                 -                                                       -

Cost of sales
                                                                 -                                                       -
                                                 ------------------                                      ------------------

Gross profit
                                                                 -                                                       -
                                                 ------------------                                      ------------------


General and administrative
                                                         1,418,134                                               1,418,134

Amortization
                                                           101,000                                                 101,000

Interest expense
                                                             6,500                                                   6,500

                                                 ------------------                                      ------------------

Total
                                                         1,525,634                                               1,525,634
                                                 ------------------                                      ------------------

Loss from operations
                                                       (1,525,634)                                             (1,525,634)


Basic and diluted loss per share
                                                            (0.21)                                                  (0.08)

Weighted average shares outstanding
                                                        7,218,713         13,000,000                           20,218,713


                           New Cinema partners, Inc.
                    Notes to pro forma financial statements

                          Balance Sheet, May 31, 2000

1) To record the acquisition of intellectual property from 1255234 Ontario Inc. The purchase price is 10,000,000 shares of New Cinema Partners, Inc. common stock valued at $0.10 per share, the fair value on the date of acquisition. Additionally, at May 31, 2000, 3,000,000 shares of common stock had been issued for services provided which were directly connected to the acquisition. These shares have been valued at $0.11 per share.


Income Statement, fiscal year ended February
29, 2000 and three months ended May 31, 2000


2) To adjust outstanding shares to reflect the acquisition as if it had occurred at the beginning of the fiscal year presented.

                                  PART IV

ITEM 1.  EXHIBIT INDEX.

EXHIBIT
NUMBER        DESCRIPTION                          LOCATION
-------  ------------------------------  ----------------------------
(2)      Articles of Incorporation
         and Bylaws:

   2.1   Articles of Incorporation       Filed electronically herewith

   2.2   Bylaws                          Filed electronically herewith


(10)(a)  Consents - Experts:

    10.1 Consent of Accountant           Filed electronically herewith

    27   Financial Data Schedule         Filed herewith electronically

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                        NEW CINEMA PARTNERS
                                        (Registrant)



Date:  August 8, 2000                   By:  /s/ Damian Lee
                                            ----------------------------
                                             Damian Lee
                                            Chairman  and
                                            Chief  Executive  Officer

     In accordance with the requirements of the Securities Exchange Act of 1934, this Disclosure Statement has been signed by the following persons in the capacities and on the dates stated.



Signature                          Title                   Date



/s/  Martin Lapedus         Chief Financial Officer and     August 8, 2000
----------------------      a  Director
Martin Lapedus


/s/   Paul Walters          Director                        August 8, 2000
----------------------
Paul Walters


/s/ Marvin Sazant           Director                        August 8, 2000
----------------------
Marvin Sazant



/s/ John Cox                Director                        August 8, 2000
----------------------
John Cox

EX-2.1
ARTICLES OF INCORPORATION

                            ARTICLES OF INCORPORATION
                                       OF
                           VALANCE 9 DEVELOPMENT, INC.

         We, the undersigned, having associated ourselves together for the purpose of forming a corporation under the general corporation laws of the State of Nevada, do hereby certify:

1.   The name of the corporation is: VALANCE 9 DEVELOPMENT, INC.

2. The principal place of business of the corporation is to be located at 1655 Heitman Court, Reno, Nevada, 89509

3. The purposes to be transacted, promoted, or carried on by this corporation are: a. The corporation may engage in any lawful activity.

4. The amount of the total authorized capital stock of this corporation is consisting of 100,000,000 shares at the par value of $0.001 each per share.

5. The members of the governing board of this corporation are styled "Directors", and their number shall not be less than two (2) nor more than five (5). Subject to the aforementioned limitations, the number of directors may, from time to time, be increased or decreased in such manner as shall be provided by the by-laws of this corporation. The number of the first board of directors of this corporation shall be two (2) and their names and post office addresses are as follows:

                  Name                     Address
                  Wayne Walrath            55 Danbury Rd.
                                           Ridgefield, Connecticut  06877

                  Lew Hayse                Ferdinand - Maria - Strasse 36
                                           82319 Starnberg, Germany

6. The capital stock of this corporation shall not be subject to assessment to pay the debts of the corporation, and in this particular, the Articles of Incorporation shall not be subject to amendment.

7. The name and post office address of the incorporator, signing these Articles of Incorporation is as follows:

                  Name                               Address
                  Max McCombs                        1655 Heitman Court
                                                     P.O Box 5966
                                                     Reno, NV  89513

8.       The Resident Agent of the Corporation is:

                  Max McCombs
                  1655 Heitman Court
                  P.O Box 5966
                  Reno, NV  89513

9. This corporation shall have perpetual existence.

IN WITNESS WHEREOF, we have hereunto subscribed our names this 29th day of January, 1998

         /s/ Max McCombs
         --------------------------
         Max McCombs

         CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
          OF VALANCE 9 DEVELOPMENT, INC.

         Before payment or issuance of Stock
                                              Filed by:       Max McComb
                                                              1655 Heitman Court
                                                              P.O Box 5966
                                                              Reno, NV  89513

         I,       ROBERT E. SHORT
                  ---------------------------
                  Chief Executive Officer

         Certify that:

1. They constitute at least two thirds of the original incorporators or of the directors of Valence 9 Development, Inc., a Nevada corporation.

2. The Original Articles were filed in the office of the Secretary of State on FEB. 02 1998.

3. As of the date of this certificate, no stock of the corporation has been issued.

4. The undersigned accept the following amendments to the Articles of Incorporation of this corporation.

     Article 1 is amended to read as follows:

     REFERENCE INCORPORATION NO. C1963-98 DATED FEBRUARY 2, 1998.

     At the time of filing, VALENCE 9 DEVELOPMENT, INC., the word VALENCE was mispelled. YOUR RECORDS SHOW THE FIRST WORD OF THE INCORPORATION TITLE AS " VALANCE". THE PROPER SPELLING IS V-A-L-E-N-C-E. PLEASE AMEND THE FIRST WORD IN THE CORPORATE TITLE. THANK YOU VERY MUCH.

         /S/ Robert Short
         ------------------------
         Robert Short

                 CERTIFICATE AMENDING ARTICLES OF INCORPORATION
                                       OF
                           VALENCE 9 DEVELOPMENT, INC.


         The undersigned, being the President and Secretary of VALENCE 9 DEVELOPMENT, INC., a Nevada Corporation, hereby certify that by majority vote of the Board of Directors and majority vote of the stockholders at a meeting held on Aug. 24, 1999, it was agreed by unanimous vote that this CERTIFICATE AMENDING ARTICLES OF INCORPORATION be filed.

         The undersigned further certifies that the original Articles of Incorporation of VALENCE 9 DEVELOPMENT, INC. were filed with the Secretary of State of Nevada on the 2nd day of February, 1998. The undersigned further certifies that ARTICLE FIRST of the original Articles of Incorporation filed on the 2nd day of February, 1998, herein is amended to read as follows:

                                                       ARTICLE FIRST

         FIRST.            The name shall be:

                                                    New Cinema Partners

                 CERTIFICATE AMENDING ARTICLES OF INCORPORATION
                                       OF
                           VALENCE 9 DEVELOPMENT, INC.
                                    CONTINUED

                  The undersigned hereby certify that they have on this 24th day of Aug., 1999, executed this certificate amending the original Articles of Incorporation heretofore filed with the Secretary of State of Nevada


         /s/ Lynde A. Russell
         ---------------------------
         President

         /s/ Lynde A. Russell
         ---------------------------
         Secretary

EX-2.2


                                     BYLAWS

                                       OF

                               NEW CINEMA PARTNERS

                                    ARTICLE I

                                     OFFICES

The principal office of the Corporation in the State of Nevada shall be located in Toronto, Ontario, Canada. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

                                   ARTICLE II

                                  SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the first day in the month of July in each year, beginning with the year 2001, at the hour of one o'clock p.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as soon as conveniently may be.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than fifty percent (50%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of the meeting will be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty
(50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or at any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder by his/her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and the shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.


                                   ARTCLE III

                               BOARD OF DIRECTORS

SECTION 1. General Powers. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Articles of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the notice be given to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Telephonic Meeting. A meeting of the Board of Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and the participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 9. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 10. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 12. Removal. Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

SECTION 13. Compensation. By resolution of the Board of Directors, each director may be paid for his/her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 14. Contracts. No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporations, provided that such facts are disclosed or made known to the Board of Directors, prior to their authorizing such transaction. Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no directors shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors prior to their authorization of such contract or transaction, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such Director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair, invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

SECTION 15. Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

SECTION 16. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered into the minutes of the meeting or unless he/she shall file written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

                                   ARTICLE IV

                                    OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his/her successor shall have been duly elected and shall have qualified, or until his/her death, or until he/she shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Resignation. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 6. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the
Corporation. He/she shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman will preside. The President may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 7. Vice President. In the absence of the President or in event of his/her death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having first rank.

SECTION 8. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute book provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the president certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.

SECTION 9. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he/she is also a director of the corporation.

SECTION 11. Sureties and Bonds. In case the Board of Directors shall so require any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his/her duties to the Corporation, including responsibility for negligence for the accounting for all property, funds or securities of the Corporation which may come into his/her hands.

SECTION 12. Shares of Stock of Other Corporations. Whenever the Corporation is the holder of shares of stock of any other corporation, any right of power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the Board of directors may authorize.

                                    ARTICLE V

                                    INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

                                   ARTICLE VI

                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                                   ARTICLE VII

                                 SHARES OF STOCK

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such a form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors to do so, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his/her legal representative, who shall furnish proper evidence of authority to transfer, or by his/her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders' agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

                                  ARTICLE VIII

                                   FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of March and end on the twenty eighth day of February of each year.

                                   ARTICLE IX

                                    DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions as it deems appropriate.
                                    ARTICLE X

                                 CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "Corporate Seal".

                                   ARTICLE XI

                                WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                   ARTICLE XII

                                   AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on July 15, 2000.





/s/Martin Lapedus

Secretary




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